

August 29, 2022

Adam Hershey
Chief Executive Officer
TREES Corporation
1901 S. Navajo Street
Denver, Colorado 80223

> **Re: General Cannabis Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 25, 2022**
> **File No. 0-54457**

Dear Mr. Hershey:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services